UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date: November 9, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS
OF THE COMPANY ON 9 NOVEMBER 2007

This announcement is made pursuant to Rules 13.09(2) and 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 9 November 2007.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rules 13.09(2) and 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Rule 13.09(2) of the Listing Rules requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s).

Pursuant to the Rules and Procedures for the Board of Directors (董事會議事規則和議事程序) of the Company and as convened by Mr. Li Fenghua, chairman of the board of directors of the Company (“Board”), the sixth general meeting of the fifth session of the Board (the “Meeting”) was held on 9 November 2007 at the Meeting Room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, the Chairman of the Company, Mr. Li Jun, the Vice-chairman, Mr. Luo Chaogeng, Mr. Luo Zhuping, as directors, Mr. Wu Baiwang and Mr. Xie Rong, as independent directors, attended the Meeting. Mr. Cao Jianxiong, as director, authorized the chairman of the Board, Mr. Li Fenghua to vote on his behalf. Mr. Peter Lok and Mr. Zhou Ruijin, as independent directors, authorized Mr. Wu Baiwang, an independent director, to vote for them. Mr. Hu Honggao, as independent director, authorized Mr. Xie Rong, an independent director, to vote on his behalf.

The directors present at the Meeting confirmed they had received the notice of the Meeting. Some of the supervisors of the Company, Mr. Luo Weide, chief financial officer, and officers taking charge of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the articles of association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by the chairman of the Board, Mr. Li Fenghua. The following resolutions were considered and unanimously passed by the directors present at the Meeting:

1.
THAT the Company, at the price of HK$3.80 per share, issues 1,235,005,263 and 649,426,737 new H shares (with a par value of RMB1.00 each) to Singapore Airlines Limited (“SIA”) and Lentor Investments Pte. Ltd. (“Temasek”), an indirect, wholly owned subsidiary of Temasek Holdings (Private) Limited, respectively, on the basis of the closing price of the H shares of the Company on the trading day before the signing of the heads of agreement (that is, the closing price of HK$3.73 per share in respect of the H shares of the Company on 21 May 2007); and the Company enters into a relevant subscription agreement with SIA and Temasek, pursuant to which the shares they subscribe for shall not be transferred for a period of three years commencing from the date of completion of the share issue (provided that any transfer by Temasek to its wholly-owned subsidiary or SIA will not be subject to this restriction, and that if the Company or China Eastern Air Holding Company (“CEA Holding”) is in material breach of any major obligations under the subscription agreement and the shareholders agreement, the three-year transfer restrictions will cease to apply to SIA and Temasek as well as CEA Holding,) and THAT this resolution be submitted and put to vote by the shareholders at the general meeting of the Company, and THAT this resolution, once passed, will be effective for twelve months commencing from the date on which it is approved by the general meeting of the Company.

2.
THAT the Company, at the price of HK$3.80 per share, issues 1,100,418,000 new H shares (with a par value of RMB1.00 each) to CEA Holding on the basis of the closing price of the H shares of the Company on the trading day before the signing of the heads of agreement (that is the closing price of HK$3.73 per share in respect of the H shares of the Company on 21 May 2007); and the Company enters into a relevant subscription agreement with CEA Holding and THAT this resolution be submitted and put to vote by the shareholders at the general meeting of the Company, and THAT this resolution, once passed, will be effective for twelve months commencing from the date on which it is approved by the general meeting of the Company.

The transaction contemplated in this resolution involves a connected transaction of the Company. The directors present at the Meeting considered the opinions of the independent directors. The directors in attendance who were not independent of the transaction including Mr. Li Fenghua, president of CEA Holding, Mr. Li Jun, secretary of the Party’s Commission of CEA Holding, and Mr. Luo Chaogeng, vice-president of CEA Holding, have abstained from voting. The directors voting at the Meeting unanimously considered the transaction to be conducted on normal commercial terms and in the interests of the Company and the shareholders as a whole, and it is beneficial to the long-term development of the Company.

3.
THAT the Company enters into a strategic cooperation agreement and secondment agreement with SIA and to authorize the president of the Company to sign the said agreements for and on behalf of the Company.

4.
THAT owing to circumstances arising from the issue of new H shares under the relevant subscription agreements, amendment to certain provisions of the Company’s articles of association is approved and proposed to the general meeting of the Company for consideration (proposed amendments to the articles of association of the Company are set out in Appendix 1).

The above amendments to the Company’s articles of association once being approved by the shareholders at the general meeting of the Company, will take effect upon the approval by the shareholders’ in a general meeting and class meetings of the Company for the issue of H shares by the Company to SIA, Temasek and CEA Holding, the approval by the China Securities Regulatory Commission (“CSRC”), and completion pursuant to the relevant subscription agreements.

5.
THAT a request be put to the general meeting of the Company for granting an authorization to the Board for matters relating to the issue of new H shares with full power, and such authorization thereof be effective for a period of twelve months commencing from the date on which a resolution is passed at a general meeting and class meeting on the issue of new H shares; and THAT once the relevant authorization is granted, the Board authorizes the senior management of the Company to decide on all matters relating to such issue, including but not limited to signing any relevant agreements and documents, making adjustments to the plan on issue of new H shares in the event of any change in the policies of the regulatory authorities towards the issue, or any change of market conditions, deciding on the use of the funds raised, and going through procedures for submitting reports to and seeking approval from the government, publishing announcements, and handling business registration.

The above resolution on issue of new H shares by the Company is subject to approval at the general meeting and class meetings of the Company and approval from CSRC having been obtained.

6.
THAT Mr. Stephen Lee Ching Yen (李慶言) and Mr. Chew Choon Seng (周俊成), whom are recommended by SIA, and a person recommended by Temasek, be nominated as candidates for directorship of the fifth session of the Board and for election at the general meeting of the Company (biographical details of some of the directors who stand for new appointments are set out in Appendix 2). Detailed disclosure in compliance with Rule 13.51(2) of the Listing Rules in respect of all proposed directors will in due course be provided in the notice of extraordinary general meeting and the announcement thereof.

The directorship of the above 3 candidates will not take effect until the passing of resolutions at the general meeting and class meetings of the Company on the issue of H shares by the Company to SIA, Temasek and CEA Holding, the approval by CSRC, and completion pursuant to the relevant subscription agreements.

7.
THAT an extraordinary general meeting and class meetings of the Company to be convened, and to authorize the secretary of the Board to determine a specific date for the meetings and to publish relevant announcements.

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:
Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China

9 November 2007

Appendix 1

Proposed Amendments to the Articles of Association of
China Eastern Airlines Corporation Limited

The Board of Directors of China Eastern Airlines Corporation Limited (the “Company”) has approved the amendments to the Company’s articles of association (the “AOA”). The amendments relate to the total number of shares of the Company, registered capital of the Company, minimum of shareholding being able to propose motions, composition of the Board of Directors and use of the Company’s common reserve fund. The detailed amendments are set out as follows:

1. Article 6 of the AOA shall be amended as:

“Article 6      These articles of association of the Company are formulated in accordance with the Company Law, the Special Regulations, the Mandatory Provisions for the Articles of Association of Companies to be Listed Outside China (the “Mandatory Provisions”) and other relevant laws and administrative regulations of the PRC.”

2. The 2nd paragraph of Article 10 of the AOA shall be deleted.

3. Article 20 and Article 21 of the AOA shall be amended as:

“Article 20    As approved by the securities regulatory authority of the State Council, the total number of shares of the Company is 7,851,800,000.

Article 21      The Company has issued a total of 7,851,800,000 ordinary shares, comprising a total of 3,300,000,000 A shares, representing 42.03% of the total share capital of the Company, a total of 4,551,800,000 H shares, representing 57.97% of the total share capital of the Company (in which 1,100,418,000 H shares subscribed for by China Eastern Air Holding Company, representing 14.015% of the total share capital of the Company).”

4. Article 24 of the AOA shall be amended as:

“Article 24      The registered capital of the Company is RMB7,851,800,000.”

5. Item (13) of the 1st paragraph of Article 56 of the AOA shall be amended as:

“(13)         to consider motions raised by shareholder(s) who hold 3 per cent or more of the voting shares of the Company;”

6. The 1st paragraph of Article 60 of the AOA shall be amended as:

“Article 60    When the Company convenes a shareholders’ meeting, shareholder(s) holding 3 per cent or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place those matters in the proposed motions which fall within the scope of functions and powers of the shareholders’ general meeting on the meeting agenda.”

7. The 2nd paragraph of Article 71 of the AOA shall be amended as:

“To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.”

8. Clause A and Clause B of Article 78 of the AOA shall be deleted.

9. Article 94 of the Company’s Articles of Association is amended as:

“Article 94      The Company shall have a board of directors. The board of directors shall consist of fourteen (14) directors. The board of directors shall have one Chairman and one Vice-chairman.”

10. The 2nd paragraph of Article 96 of the AOA shall be amended as:

“Except the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by two-thirds or more of all directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all directors.”

11. The 1st paragraph of Article 106(A) of the AOA shall be amended as:

“Article 106(A)    The board of directors shall consist of at least one third (1/3) independent directors, including at least one accounting expert. Each independent director shall duly perform his or her obligations and protect the Company’s interests with special concern to protect public shareholders’ legal interests from any infringement.”

12. Article 151 of the AOA shall be amended as:

“Article 151       The Company’s after-tax profit shall be allocated in accordance with the following order:

(1) making up losses;
(2) allocation to the statutory common reserve fund;
(3) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; and
(4) payment of dividends in respect of ordinary shares.

The board of directors shall, in accordance with the laws and administrative regulations of the PRC (if any) and the Company’s operation and development requirements, determine the detailed proportions of profit distributions in items (2) to (4) above and submit the same to the shareholders’ general meeting for approval.”

13. Article 153, Article 154 and Article 155 of the AOA shall be amended as:

“Article 153    The common reserve fund of the Company shall be used for the following purposes:

(1) making up losses, but the capital reserves shall not be used to make up losses;
(2) expansion of the production and operation of the Company; and
(3) converting into increased share capital.

Article 154     When the Company converts its common reserve fund into its capital upon a resolution adopted in shareholders’ general meeting, the Company shall either distribute new shares in proportion to the shareholders’ existing shareholding, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund shall not fall below 25 per cent of the registered capital.

Article 155   The Company shall not declare any dividend before making up its losses and allocating funds to the statutory common reserve fund.”

These amendments to the AOA are subject to approval by the shareholders in a general meeting of the Company, and if so approved, the amendments shall not come into effect until the closing of the private placement of 2,335,423,263 H shares by the Company to China Eastern Air Holding Company, Singapore Airlines Limited and Lentor Investments Pte. Ltd., a wholly owned subsidiary of Temasek, pursuant to the relevant subscription agreements.

Appendix 2

Biographical details of the directors who stand for new appointments

Biographical details of Stephen Lee Ching Yen

Mr. Stephen Lee Ching Yen has been a Director of Singapore Airlines since 26 April 2004 and became its Chairman on 1 January 2006. He is also Managing Director of both Shanghai Commercial and Savings Bank Ltd. (Taiwan) and Great Malaysia Textile Investments Private Limited, and a Director of Baosteel Group Corporation (Shanghai). Mr. Lee serves as President of Singapore National Employers Federation and Chairman of Singapore Business Federation.

Mr. Lee’s current key directorships include: Chairman of SIA Engineering Limited since 2006, Advisor of Temasek Holdings Limited and Director of Baosteel Group Corporation, Shanghai since 2005, Director of Shanghai Commercial & Savings Bank Ltd, Hong Kong since 2004, Director of Fraser & Neave Limited since 1997, Managing Director of Great Malaysia Textile Investments Private Limited since 1994, Director of G2000 (Apparel) Limited since 1991, and Managing Director of Shanghai Commercial & Savings Bank Ltd, Taiwan since 1979.

Mr. Lee’s current public service include: Chairman of Singapore Business Federation since 2002, Director of Kidney Dialysis Foundation, Singapore since 1996, President of Singapore National Employers Federation and Member of National Wages Council, Singapore since 1988, and Director of Singapore Labour Foundation since 1978.

Mr. Lee’s previous directorships includes: Chairman of PSA International Pte Ltd from 2002 to November 2005, Chairman of Vertex Venture Holdings Ltd from 2001 to 2003, Chairman of Vickers Ballas Holdings Ltd from 2001 to 2002, Director of Neptune Orient Lines Ltd from 2000 to 2002, Chairman of International Enterprise Singapore from 1995 to 2002, and Nominated Member of Parliament from 1994 to 1997.

Mr. Lee was awarded People’s Republic of China “Friendship Award” in 2007, Singapore National Day - The Distinguished Service Order Award in 2006, and Singapore National Day - The Public Service Star Award in 1998.

Mr. Lee, age 60, graduated with a Master of Business Administration degree from Northwestern University, Illinois, the United States of America in 1973.

Biographical details of Chew Choon Seng

Mr. Chew Choon Seng was appointed Director of Singapore Airlines Limited on 5 March 2003 and became the Chief Executive Officer on 9 June 2003. He joined Singapore Airlines Limited in 1972 and has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London, and has headed the Planning, Marketing, and Finance divisions at corporate headquarters. Before becoming CEO, he was Senior Executive Vice-President for Administration, covering finance, treasury, corporate planning, human resources, legal and corporate affairs.

Mr. Chew is currently the Deputy Chairman of SIA Engineering Limited, Deputy Chairman of Singapore Airport Terminal Services Limited, Director of Government of Singapore Investment Corporation Pte Ltd, and Director of Singapore Exchange Ltd.

Mr. Chew was also Chairman of the Board of Governors of the International Air Transport Association from June 2006 to June 2007 and was also Chairman of Singapore Aircraft Leasing Enterprise Pte Ltd, Member of the Board of Governors of Singapore International Foundation, Director of Virgin Atlantic Limited, Director of Virgin Atlantic Airways Limited, and Director of Virgin Travel Group Limited.

Mr. Chew, age 61, graduated with a Master of Science degree in Operations Research and Management Studies from Imperial College of Science and Technology, University of London, United Kingdom and a Bachelor of Engineering degree (1st Class Honour) from the University of Singapore, Singapore.

“Please also refer to the published version of this announcement in China Daily”